June 12, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20459-1004

Gentlemen:

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 submitted herewith is the Annual Report on Form U5S/A (Amendment 1) for the year ended December 31, 1997 for the Northeast Utilities system.


                              Very truly yours,

                              /s/ Wayne S. Chapman
                                  Wayne S. Chapman








                       COMMISSION FILE NUMBER:  30-246

                       SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549-1004

                                   FORM U5S/A

                                 ANNUAL REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                               (AMENDMENT NO. 1)



      FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY

                              NORTHEAST UTILITIES


       174 BRUSH HILL AVENUE, WEST SPRINGFIELD, MASSACHUSETTS 01090-0010

                              (CORPORATE ADDRESS)

                 SELDEN STREET, BERLIN, CONNECTICUT 06037-1616

                            (PRINCIPAL HEADQUARTERS)






                              NORTHEAST UTILITIES

                            FORM U5S/A ANNUAL REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                               TABLE OF CONTENTS




ITEM                                                        PAGE



9.   Wholesale Generators and Foreign Utility Companies       2

10.  Financial Statements and Exhibits

     Securities and Exchange Commission Inquiry               3

     Exhibit I -  Audited 1997 Financial Reports of
     Plantas Eolicas S.A. a Foreign Utility Company         4-7


     Signature                                              F-1








ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.

1(a)      Identification of Company:

          1.   Company:              Plantas Eolicas S.A.

          2.   Location:             29th Street, 3rd and 5th Avenues
                                     San Jose, Costa Rica

          3.   Business address:     Same

          4.    Description:         A Costa Rican company whose sole purpose is
                                     to own and operate a 20-MW wind facility located in the Republic of Costa Rica which began commercial operation in June 1996.

          5.   System company that
               holds interest:       COE Tejona Corporation, a
                                     Connecticut corporation.

          6.   EWG or FUCO:          FUCO

(b)       Capital investment in company by NU, direct or indirect:

          1.   Type:                 Capital Contribution

          2.   Amount:               $17.1 million

          3.   Debt:                 None

          4. Other financial obligations with recourse to NU or another system company: None

          5.   Guarantees by NU:     $20,000

          Transfer of assets to an affiliated EWG or FUCO:

          1.   Market value:         None

          2.   Book value:           None

          3.   Sale price:           None

(c)       State the ratio of debt to common equity and earnings as of December
          31, 1997:

          1.   Ratio of debt to common equity:  0.00
          2.   Earnings/(Loss) for the period ended 12/31/97:
               $(163,530) U.S. Dollars

(d)       Services, Sales, or Construction Contracts:  None




Item 10:  Financial Statements and Exhibits

Securities and Exchange Commission (SEC) Inquiry

The SEC inquired into the Northeast Utilities (NU) system's accounting for nuclear compliance costs. These costs are the unavoidable incremental costs associated with the current nuclear outages required to be incurred prior to restart of the units in accordance with correspondence received from the NRC early in 1996. The SEC's view is that these unavoidable costs associated with nuclear outages and procedures to be implemented at nuclear power plants in response to regulatory requirements required prior to restart of the units should be expensed as incurred. During 1996 and 1997, NU and its wholly owned subsidiaries, The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO), reserved for these unavoidable incremental costs that they expected to incur to meet NRC standards. The SEC advised NU, CL&P, PSNH and WMECO to reflect these costs as they are incurred. While NU and its independent auditors, Arthur Andersen LLP, believed the accounting was required by, and was in accordance with, generally accepted accounting principles, the company has agreed to adjust its accounting for nuclear compliance costs and amend its 1996 and 1997 Form 10-K filings. This amendment on Form U5S/A incorporates by reference Items 8 and 14 of the 1997 Form 10-K/As of NU, CL&P, PSNH and WMECO which reflect the change in accounting.




ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT I.

                             PLANTAS EOLICAS, S.A.
                             (San Jose, Costa Rica)

                                 Balance Sheet

                               December 31, 1997
                               (In U.S. Dollars)


                                                                   1997
Assets

Property, windplant and equipment, net                          12,039,329
Transmission line construction, at cost                               -
Deferred income taxes                                              122,636
Other assets                                                         1,549

                                                                12,163,514

Current assets:
  Cash and cash equivalents                                        370,366
  Accounts receivable                                              542,579
  Prepaid expenses                                                   6,384
  Deferred income taxes                                            102,679

     Total current assets                                         1,022,008

        Total assets                                             13,185,522


Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                                  126,967
  Accrued expenses                                                  217,654

     Total current liabilities                                      344,621


Stockholders' equity:
  Common stock, authorized and issued 30 shares
    of 1,000 Costa Rican colones, par value each                        161
  Additional paid-in capital                                     15,141,326
  Accumulated deficit:
     Incurred during development stage                                 -
     Balance at beginning of year                                (2,137,056)
     Net operating losses                                          (163,530)

        Total accumulated deficit                                (2,300,586)

        Stockholders' equity, net                                12,840,901

           Total liabilities and stockholders' equity            13,185,522






ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT I.


                             PLANTAS EOLICAS, S.A.

                            Statement of Operations

                          Year Ended December 31, 1997
                               (In U.S. Dollars)


                                                                     1997


Income-sales of electric power to ICE                             5,084,449
Cost of electric energy generation:
   Depreciation                                                     841,184
   Operations and maintenance                                     2,234,592
   Other                                                             95,817

      Total cost of generation of electric energy                 3,171,593

      Gross profit (loss)                                         1,912,856
General and administrative expenses                                 404,951

   Earnings (loss) from operations                                1,507,905

Other expenses, net:
   Interest                                                           6,285
   Miscellaneous, net                                               198,049
   Loss on foreign currency remeasurement                            64,002

      Total other expenses                                          268,336

      Earnings (loss) before extraordinary item
        and deferred income taxes                                 1,239,569
Extraordinary item - donation of transmission line               (1,628,414)

   Net loss before deferred income taxes                           (388,845)
Deferred income taxes                                               225,315

   Net loss                                                        (163,530)





ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT I.

                             PLANTAS EOLICAS, S.A.

                            Statement of Cash Flows

                          Year Ended December 31, 1997
                               (In U.S. Dollars)


                                                                     1997

Sources (uses) of cash:
   Preoperating activities:
      Organization and preoperating expenses                           -

   Operating activities:
      Net loss                                                     (163,530)
      Adjustment to reconcile net loss to
      net cash provided by operating activities:
         Depreciation                                               862,063
         Provision for contingencies                                184,396
         Donation of transmission line                            1,628,414
         Deferred income taxes                                     (225,315)
         Loss on foreign currency remeasurement                      64,002

            Cash provided by operating activities                 2,350,030
   Net changes in assets and liabilities:
      Accounts receivable                                          (181,488)
      Prepaid expenses                                               (5,834)
      Accounts payable                                               59,580
      Accrued expenses                                               26,706

         Net cash provided by (used for)
         preoperating and operating activities                    2,248,994

   Cash flows from investing activities:
      Additions to windplant and transmission
      line construction                                            (146,349)
      Additions to property, equipment and vehicles                    -
      Other assets                                                   (1,276)

         Net cash used for investing activities                    (147,625)

   Cash flows from financing activities:
      Proceeds from common stock issue                                 -
      Proceeds from additional paid-in capital                         -
      Repayment of additional paid-in capital                    (1,750,000)

        Net cash provided by (used for)
         financing activities                                    (1,750,000)
   Effect of exchange rate changes on cash                          (99,230)

      Net increase in cash and cash equivalents                     252,139
   Cash at beginning of period                                      118,227

   Cash and cash equivalents at end of period                       370,366






ITEM 10.  FINANCIAL STAATEMENTS AND EXHINITS

EXHIBIT I.



                             PLANTAS EOLICAS, S.A.

                  Statement of Changes in Stockholder's Equity

                          Year Ended December 31, 1997


                               (In U.S. Dollars)





                                                                  Accumulated Deficit

                                                                  Incurred
                                                    Additional     During      Net         Total
                                            Common    Paid-In   Development  Operating  Accumulated  Stockholders'
                                            Stock     Capital      Stage      Losses      Deficit    Equity, Net

Balance at December 31, 1996                  161   16,891,326  (2,036,785)  (100,271)  (2,137,056)  (14,754,431)
Repayment of additional paid-in capital
  to Parent Company                            -    (1,750,000)       -          -            -       (1,750,000)
Net loss for year                              -          -           -      (163,530)    (163,530)     (163,530)

Balance at December 31, 1997                  161   15,141,326  (2,036,785)  (263,801)  (2,300,586)   12,840,901






                                   SIGNATURE


Northeast Utilities, a registered holding company, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                              NORTHEAST UTILITIES




                              By:  /s/ John J. Roman

                                       John J. Roman
                                       Vice President and Controller



June 10, 1998